MEDINA INTERNATIONAL HOLDINGS, INC.
                                1802 Pomona Road
                                Corona, CA 92880




                                January 30, 2013




Securities and Exchange Commission
Attn:    Linda Cvrkel
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Medina International Holdings, Inc.
         Form 10-K for the year ended April 30, 2012
         Filed August 14, 2012
         File No. 0-27211

Dear Ms. Cvrkel:

         We have received your correspondence dated January 3, 2013, regarding our Annual Report on Form 10-K for the Fiscal year ended April 30, 2012 for Medina International Holdings, Inc. (the Company), filed with Securities and Exchange Commission on August 14, 2012.

         The response set forth below have been organized in the same manner in the same manner in manner in which your comments and headings were organized in the Comment Letter.

Form 10-K for the Year Ended April 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14 Results of Operations, page 16
--------------------------------------------------------------------------------

1. We note your disclosure that the crease in cost of goods sold for the year ended April 30, 2012 of $687,166, or 66.72%, was primarily due to the decrease in sales. Please explain to us, and revise to disclosure why the gross profit margin also decreased form 33% for the fiscal 2011 to 18.28% in fiscal 2012.

     Gross profit margin decreased from 33% for the fiscal 2011 to 18.28% in fiscal 2012 mainly due to the decrease in the average selling price. Average selling price per boat of $171,381 for the year ended 2011 decreased to $139,799 per boat for the year ended 2012, resulting in decrease in average selling price of $31,582 or 18.3%.

Audited Financial Statements
----------------------------

Statements of Shareholders' Equity, page F-4
--------------------------------------------

2.       We note that in  fiscal  years  2012,  2011,  and 2010 you had  several non-cash stock transactions in which you issued common stock for services, conversion of debt, director services, and accrued liabilities. For each of these non-cash stock transactions, please tell us how you determined or calculated the value of the stock issued. If the stock was valued at "fair value," please tell us how fair value was determined or calculated. Also please tell us why it appears that 650,000 shares of stock issued for services in 2012 and the common stock issued to directors in 2012 was valued at a significantly lesser amount than the share price of the cash transaction in which you sold 1 million common shares for $150,000 during 2012.

         Year 2010:
         ----------

         During the year ended April 30, 2010, the Company issued 11,000,000 restricted common shares to a related party, in accordance with the acquisition of Modena Sports Design, LLC (now Harbor Guard Boats). The 11,000,000 shares of Company's common stock were valued at$660,000 calculated at $0.06 per share as traded on the OTCBB market.

         During the year ended April 30, 2010, the Company issued 1,455,000 restricted common shares to Mr. Daniel Medina, President of the Company, in exchange for $145,500 of accrued salary payable, for past services rendered, to Mr. Medina at an agreed price of $0.10 per share.

         During the year ended  April 30,  2010,  the Company  issued  1,380,000 restricted common shares to Mr. Madhava Rao Mankal, Chief Financial Officer of the Company, in exchange for $138,000 of accrued salary payable, for past services rendered, to Mr. Madhava Rao at an agreed price of $0.10 per share.

         During the year ended April 30, 2010, the Company issued 1,300,000 restricted common shares to Mr. Albert Mardikian, Chief Executive Officer of Harbor Guard Boats, wholly owned subsidiary of the Company, in exchange for $130,000 of accrued salary payable, for past services rendered, to Mr. Albert Mardikian at an agreed price of $0.10 per share.

         During the year ended April 30, 2010, the Company issued 10,000 restricted common shares to Mr. Albert Mardikian, Chief Executive Officer of Harbor Guard Boats valued at $300, in exchange for royalty payments at the rate of $0.03 per share, as traded on the OTCBB market.

         During the year ended April 30, 2010, the Company issued 25,000 restricted common shares valued at $625 to two independent members of the board of directors for their services at the rate of $0.05 per share, as traded on the OTCBB market.

         The Company further issued 106,250 restricted common shares to its independent members of the board of directors valued at $3,861 at an average of $0.04 per share as traded on the OTCBB market.

         During the year ended April 30, 2010, the Company issued 70,406 restricted common shares, in exchange for one-month's rent, in the amount of $7,041 at an agreed price of $0.10. During the year ended April 30, 2010, the Company issued 100,000 restricted common shares, in exchange for $10,000 cash received as subscription received earlier at the agreed rate of $0.10 per share.

         Year 2011:
         ---------

         During the year period ended April 30, 2011, the Company issued 93,750 restricted common shares to its independent directors for their services, at various prices traded on the OTCBB market ranging from $0.03 to $0.10 for a total amount of $4,375.

         During the year ended April 30, 2011, the Company issued 10,000 restricted common shares to an independent consultant, at an agreed price of $0.10/share or $1,000 for services.

         Year 2012:
         ---------
         During the year ended April 30, 2012, the Company issued 200,000 restricted common shares to two of its independent Directors for their services at an average share price of $0.05 as traded on the OTCBB market, valued at $10,463.

         During the year ended April 30, 2012, the Company issued 2,500,000 restricted common shares upon the conversion of loans in the amount of $4,500 at a share price of $0.0018 as traded on the OTCBB market, as per the terms of the loan agreement.

         During the year ended April 30, 2012, the Company issued 400,000 restricted common shares upon conversion of accounts payable in the amount of $40,000 at an agreed share price of $0.10.

         During the year ended April 30, 2012, the Company issued 29,620 restricted common shares upon the conversion accounts payable in the amount of $2,962 valued at an agreed share price of $0.10.

         During the year ended April 30, 2012, the Company issued 650,000 restricted common shares to three consultants for payment of services at an average share price ranging from $0.03 to $0.04 as traded on the OTCBB market.

         During the fiscal year ended April 30, 2012, the Company sold 1,000,000 restricted common shares at an agreed price of $0.15 per share for cash value of $150,000.

3. We note that during 2012 you issued shares of Series A preferred stock to two directors and shares of Series B preferred stock to an unrelated party for services rendered. Please explain to us how you calculated or determined the value of the shares of preferred stock issued.

          A)   The holders of the Series A Stock shall have the following rights
               under  the  certificate  of  Designation   with  respect  to  the
               redemption:

         At any time, the Company may, in its sole discretion, redeem some or all of the outstanding shares of Series A Stock at a "Redemption Price" equal to the greater of (i) $12,000 per share or (ii) the market value of the common stock into which the Series A Stock is convertible, as of the Redemption Date.

         During the year ended April 30, 2012, 5 shares of the Preferred Series "A" was issued to officers of the Company and valued at $120,000 as per the redemption clause mentioned above.

          B)   The holders of the Series B Stock shall have the following rights
               under  the  Certificate  of  Designation   with  respect  to  the
               redemption:

         At any time, the Company may, in its sole discretion, redeem some or all of the outstanding shares of Series B Stock at a "Redemption Price" equal to the greater of (i) $1,000 per share or (ii) the market value of the common stock into which the Series B Stock is convertible, as of the Redemption Date.

         During the year ended April 30, 2012, 20 shares of Preferred Series "B" was issued to one individual and valued at $20,000 as per the redemption clause mentioned above.

Notes to the Financial Statements
---------------------------------

Note 6. Fixed Assets, page F-11
-------------------------------

4. We note that you have recorded 20' Fire Rescue WIP of $65,000 and $38,305 as of April 30, 2012. Please explain to us the nature of such assets and how they were acquired. As part of your response please explain such assets are classified as fixed asset when the caption indicates they are WIP. Also please tell us and disclose the useful life of these assets over which you are recording depreciation expense.

A) 20' FIRE Rescue - Capital WIP $38,305: Company is internally developing the 20' Mold for production of boats. All the cost of material and labor incurred in creating the Mold is capitalized as Capital Work in Progress. The asset is treated as Capital Work in Process and is being depreciated over a period of seven years.

B) Intangible Assets - Design Drawings $65,000: Expenses on Design and Drawings of new Boats are capitalized as Intangible assets and is being depreciated over a period of ten years.

Note 16. Litigation
-------------------

5. We note your disclosure that in February 2012 you entered into a settlement with the Mardikian Parties and recorded paid in capital form the settlement of $1,013,769 resulting from fixed asset transfers of $100,957 and debt relief of $912,812. Please explain to us the nature of this fixed asset transfer and debt relief and tell us the authoritative accounting guidance you relied upon in accounting for this settlement. Also, in light of the fact that you disclosure in Note 16 that the settlement agreement provides for the Company to pay the Mardikian Parties up to $250,000 starting January 1, 2012 as a contingency payment, please tell us how you are accounting for that part of the settlement agreement.

          A) Company reached a legal settlement on a Court action filed in the Superior Court of California, Orange County. Under the settlement the Company transferred certain boat tooling to Mr. Mardikian and was relieved of numerous accounts payable liabilities to him such as royalty, electricity, water, accrued payroll and loans.


         Reverse of Tooling cost of developed Mold                                      $    201,915
         Reverse of Accumulated depreciation                                                -100,958
                                                                                             --------
              Net Assets Reversed                                                            100,957
         Debt Relief:
                                            Accrued Payroll                        27,000
                                            Credit Card Payments                   85,840
                                            Loan amount                           833,480
                                            Accounts Payable - Various            168,406
                                                                                  -------
                                                                                                  $1,114,726
         NET GAIN FROM SETTLEMENT ACCOUNTED AS APIC                                               $1,013,769
                                                                                                  ----------

         Authoritative accounting guidance relied upon in accounting for this settlement:

         While the Company has no specific accounting cite, it believes the treatment of the settlement entry to be generally accepted accounting procedure. The settlement of obligations can be recorded as either: a) gain on debt relief or b) additional paid in capital ("APIC"). Mr. Mardikian is a former Director of the Company, a shareholder, and was an influential party due to his design expertise. The Company therefore believes that the reversal of debt owed to him most clearly resembles related party debt relief, and is therefore most appropriately and conservatively recorded as "APIC."

          B) The Company and Harbor Guard Boats pay amounts to the Mardikian Parties up to $250,000 starting January 1, 2012 as contingency liability under certain conditions. The contingency payment arises towards contingent liability based on the collective sale of the boats manufactured from the 24' Mold provided by Mr.
               Mardikian for every year upon manufacturing minimum boats. Condition provides that if 4 or less boats are manufactured out of 24' boat mold provided, in any year, the Company does not accrue any contingency liability for that year. If 5 or more boats are manufactured out of the Mold provided by Mr. Mardikian in any year, the Company shall accrue liability and make payments towards the contingency liability as set forth in the Settlement Agreement.

Exhibits 31.1 and 31.2 Section 302 Certifications
-------------------------------------------------

6. We note that the first paragraph of your Section 302 Certifications states that you have "reviewed this quarterly report on Form 10-K of Medina International Holdings, Inc." In light of the fact that the Form 10-K is an annual report, as opposed to a quarterly report, please ensure that language in the first paragraph is revised I the future to disclosure that you have reviewed this annual report on Form 10-K.

         We will change the wording in such certifications to reflect that the report is an annual report rather than a quarterly report.

Form 10-Q for the Quarter Ended October 31, 2012
------------------------------------------------

Note 4. Fixed Assets, page F-9
------------------------------

7. We note that at July 31, 2012 you have $80,522 of intangible assets recorded as part of the Property, Plant and Equipment. Please tell us, and revise to disclose the nature of these intangible assets and the useful life assigned to each category of asset for amortization. As part of your response please provide us details as to the type of costs that have been capitalized as of October 31, 2012.

         Intangible Assets - Design Drawings $80,522: Expenses on Design and Drawings of new boats are capitalized as Intangible assets and are being depreciated over a period of ten years.

In  response  to  the  comment   letter  dated  January  3,  2012,  the  Company
acknowledges to the SEC that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                     Sincerely,

                                                     /s/ Madhava Rao Mankal
                                                         ------------------
                                                         Madhava Rao Mankal,
                                                         Chief Financial Officer